UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CORBETT, GARY A.

   DEAN FOODS COMPANY
   555 COLMAN CENTER DRIVE
   ROCKFORD, IL  61125
2. Issuer Name and Ticker or Trading Symbol
   Formerly Dean Foods Company (Cusip #242361-10-3)
   now Dean Holding Company
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT, GOVERNMENTAL AND DAIRY RELATIONS
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Former Dean Foods Company c|12/21/|U   | |1445              |D  |(1)        |0                  |D     |                           |
ommon stock                |01    |    | |                  |   |           |                   |      |                           |
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Former Dean Foods Company c|12/21/|U   | |27                |D  |(1)        |0                  |I     |Spouse                     |
ommon stock                |01    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option|26.87   |12/21|U   | |1813       |D  |10/1/|10/1/|Common Stock|605    |       |45,964      |D  |            |
                      |        |/01  |    | |           |   |94(2)|03   |            |       |       |            |   |            |
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Incentive Stock Option|29.87   |12/21|U   | |1312       |D  |10/4/|10/4/|Common Stock|       |       |            |   |            |
                      |        |/01  |    | |           |   |95(2)|04   |            |       |       |            |   |            |
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Incentive Stock Option|28.13   |12/21|U   | |2700       |D  |7/27/|7/27/|Common Stock|2700   |       |            |   |            |
                      |        |/01  |    | |           |   |96(2)|05   |            |       |       |            |   |            |
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Incentive Stock Option|22.87   |12/21|U   | |2127       |D  |7/26/|7/26/|Common Stock|2127   |       |            |   |            |
                      |        |/01  |    | |           |   |97(2)|06   |            |       |       |            |   |            |
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Incentive Stock Option|38.00   |12/21|U   | |4220       |D  |5/27/|5/27/|Common Stock|4220   |       |            |   |            |
                      |        |/01  |    | |           |   |98(2)|07   |            |       |       |            |   |            |
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Non-Qualified Stock Op|27.50   |12/21|U   | |2412       |D  |7/26/|7/26/|Common Stock|2412   |       |            |   |            |
tion                  |        |/01  |    | |           |   |07(2)|06   |            |       |       |            |   |            |
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Non-Qualified Stock Op|32.00   |12/21|U   | |2347       |D  |7/26/|7/26/|Common Stock|2347   |       |            |   |            |
tion                  |        |/01  |    | |           |   |07(2)|06   |            |       |       |            |   |            |
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Non-Qualified Stock Op|49.43   |12/21|U   | |5200       |D  |6/199|6/1/0|Common Stock|5200   |       |            |   |            |
tion                  |        |/01  |    | |           |   |(2)  |8    |            |       |       |            |   |            |
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Non-Qualified Stock Op|37.31   |12/21|U   | |12,000     |D  |6/1/0|6/1/0|Common Stock|12,000 |       |            |   |            |
tion                  |        |/01  |    | |           |   |0(2) |9    |            |       |       |            |   |            |
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Non-Qualified Stock Op|31.75   |12/21|U   | |8300       |D  |6/1/0|6/1/1|Common Stock|8300   |       |            |   |            |
tion                  |        |/01  |    | |           |   |1(3) |0    |            |       |       |            |   |            |
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Non-Qualified Stock Op|27.50   |12/21|U   | |1791       |D  |5/27/|5/27/|Common Stock|1791   |       |            |   |            |
tion                  |        |/01  |    | |           |   |98(3)|07   |            |       |       |            |   |            |
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Non-Qualified Stock Op|32.00   |12/21|U   | |1742       |D  |5/27/|5/27/|Common Stock|1742   |       |            |   |            |
tion                  |        |/01  |    | |           |   |98(3)|07   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Exchanged pursuant to merger agreement between issuer and Suiza Foods Corporation in exchange for 0.429 shares of new Dean Foods
Company common stock (Cusip #242-370-10-4) and $21.00 per share in cash.
(U) Options converted in connection with the Merger into stock options for new Dean Foods Company stock on a 1 to .752 basis on the same terms.
(2) 25% exercisable each successive anniversary grant date; date first exercisable
(3) 33% exercisable each successive anniversary grant date; date first exercisable
SIGNATURE OF REPORTING PERSON
AS ATTORNEY-IN-FACT FOR GARY A. CORBETT
DATE
01/09/02